

March 24, 2016

Via E-mail
Mr. Robert E. Krimmel
Chief Financial Officer
First Farmers and Merchants Corporation
816 South Garden Street
Columbia, Tennessee 38401

> **Re:** **First Farmers and Merchants Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 1, 2016**
> **File No. 000-10972**
> **Rule 13e-3 Transaction Statement on Schedule 13E-3**
> **Filed March 1, 2016**
> **File No. 005-89420**

Dear Mr. Krimmel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

General

1.   Please mark your proxy statement "preliminary copy."

2.   Please refile Exhibit 99 to your Schedule 13E-3 so that it is legible. We note in particular that we cannot review data relating to the market approach and may have further comment on that analysis upon review.

3.   Please include all disclosure contained in your Schedule 13E-3 in your proxy statement.

4.   Disclosure throughout the document appears inconsistent regarding whether record ownership, beneficial ownership, or both are taken into consideration when determining whether to cash out a shareholder. For instance:

- "we may … aggregate the outstanding shares held (whether of record or beneficially owned) by any person or persons that we determine to constitute a single holder for purposes of determining the number of shares owned by such holder"
- "shares you hold in street name will not be added to the number of shares you hold directly in record name in determining the number of shares you hold"

Please advise, or revise your disclosure.

Financing of the Merger (page 39), page 8

5.   Please confirm that if you determine to finance the payment of the merger consideration, you will provide the information required by Item 1007(b) and (d) and Item 1016(b) of Regulation M-A.

Purpose and Reasons for the Merger, page 12

6.   Please disclose the stock prices referenced in the first bullet point on page 13.

Background of the Going Private Merger Proposal, page 14

7.   Please disclose why the Corporate Vision Committee recommended not to proceed with a Rule 13e-3 transaction on June 18, 2013.

8.   Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your proxy statement to summarize any and all presentations made by any outside party and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. We note in particular the initial valuation report delivered by Sheshunoff on November 16, 2015.

9.   We note the statement in the next to last paragraph on page 16 that affiliated and unaffiliated shareholders are treated identically under the terms of the transaction as proposed. This does not appear to be the case, in that no affiliates will be cashed out. Please revise.

Earnings Multiple, page 18

10.   Please disclose with more specificity the board of director's knowledge of the community banking industry which caused it to believe that the price to be paid in the merger reflects a reasonable multiple to earnings for the year ended December 31, 2015.

Opinion of Independent Financial Advisor, page 20

11.   We note that the financial advisor reviewed certain projections in performing its analysis. Please revise your proxy statement to disclose all projections that are materially related to the transaction.

12.   Please disclose the method of selection of the financial advisor. See Item 1015(b)(3) of Regulation M-A.

Market Approach, page 22

13.   Please disclose the names of the companies used in the market approach analysis.

14.   Please disclose how this analysis resulted in a value of $32.37 per share.

Selected Historical Consolidated Financial Data, page 30

15.   Please include the ratio of earnings to fixed charges. See Item 1010(a)(3) of Regulation M-A.

Proposal 2: Election of Directors, page 44

16.   We note the second sentence of the third paragraph of this section. Please revise this disclosure so it is consistent with Rule 14a-4(c)(5) of Regulation 14A.

Appendix B

17.   The staff notes the disclaimer of responsibility by the financial advisor relating to the projections and the assumptions on which they are based. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for disclosures made in the document. Please revise.

18.   We note statements that the financial advisor owes its duty solely to FFMH and not to shareholders, that the financial advisor disclaims any liability or fiduciary duties to FFMH shareholders, and that its fairness opinion is solely for the information of the board of directors and not for the FFMH shareholders. These limitations are inconsistent

with the disclosures relating to the fairness opinion. Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Richard T. Hills, Esq.
        Waller Lansden Dortch & Davis, LLP